Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

August 5, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Linda Cvrkel and Angela Lumley

Re:	American Public Education, Inc.
Annual Report on Form 10-K for the year ended December 31, 2021 filed March 2, 2022
File No. 001-33810

Dear Ms. Cvrkel and Ms. Lumley,

On behalf of American Public Education, Inc. (the “Company”), this letter is in response to your comment letter dated August 1, 2022, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 2, 2022.

For ease of reference, the Staff’s comment is set forth in italic type immediately before the response submitted on behalf of the Company.

Annual Report on Form 10-K for the year ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page 93

1.	Please revise to include a report of the independent registered public accounting firm which covers Schedule II Valuation and Qualifying Accounts. Refer to the guidance in Rule 5-04(c) of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and will file a Form 10-K/A to include a revised report of its independent registered public accounting firm to correct a typographical error by expressly covering Schedule II Valuation and Qualifying Accounts. The Company confirms that the applicable procedures were completed in connection with the audit and notes that the schedule was previously referenced in the consent of the independent registered public accounting firm filed with the original Form 10-K.

* * *

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Service Centers: Johannesburg Louisville. Legal Services Center: Berlin. For more information see www.hoganlovells.com

If the Staff should have any questions concerning this letter or would like any additional information, please do not hesitate to contact me at (410) 659-2778 or william.intner@hoganlovells.com.

Sincerely,

/s/ William I. Intner
William I. Intner

cc:	Angela Selden, President and CEO, American Public Education, Inc.
Richard W. Sunderland, Jr., EVP and CFO, American Public Education, Inc.